SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001-04

Corporate Registry ID (NIRE) 3330001159-5

CALL NOTICE

ANNUAL GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Companhia Siderúrgica Nacional are summoned to attend the Annual General Shareholders’ Meeting to be held on April 30, 2010, at 11:00 a.m., at the Company’s headquarters, located at Rua São José nº 20 - Grupo 1602, Centro, in the city and state of Rio de Janeiro, in order to resolve on the following Agenda:

1.      Examine the management accounts, analyze, discuss and vote on the Financial Statements and the Management Report, for the year ended on December 31, 2009.

2.      Resolve on the allocation of net income for the fiscal year ended on December 31, 2009, payment of dividends and ratification of the payment of interest on equity approved by the Board of Directors in a meeting held on December 17, 2009, including the approval of the capital budget for 2010, in compliance with article 196 of Law 6,404/76.

3.      Elect the members of the Board of Directors.

4.      Determine the management’s annual global compensation for 2010.

The Shareholders are notified hereby that a minimum of 5% of the Company’s voting capital is necessary to request the adoption of multiple vote.

Those Shareholders whose shares are held under custody are requested to present a statement of their shareholdings issued by the custodian institution. Shareholders intending to be represented by an attorney-in-fact shall observe the provisions of paragraph 1 article 126 of Law 6,404/76, delivering, preferably, at the Company’s headquarters the powers of attorney with special powers for representation at the Annual General Meeting referred to herein, at least, seventy-two (72) hours prior to the date scheduled for the meeting, in order to enhance services provided to shareholders.

Documents related to the items included in the Agenda are available to Shareholders’ consultation at the Company’s headquarters and on the websites of the Brazilian Securities and Exchange Commission (CVM), at www.cvm.gov.br; BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros S.A., at www.bmfbovespa.com.br, and the Company, at www.csn.com.br/ir.

Rio de Janeiro, April 14, 2010.

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.